Exhibit 99.2

Notice of Dissolution

On February 17, 2009, Cornelius B. Prior, Jr., Gertrude J. Prior, and the Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust (the “GRAT” and collectively with Mr. and Mrs. Prior, the “Stockholders”) filed a Schedule 13G as a group to report their ownership in the securities of the Company. On May 3, 2011, Mrs. Prior ceased to be the trustee of the GRAT, and on January 4, 2012, Andrew Lane succeeded Mrs. Prior as the sole trustee of the GRAT, and as a result, the Stockholders no longer constitute a group. All further filings with respect to transactions in the securities of the Company will be filed, if required, by the Stockholders, in their individual capacities.